FILED
IN THE OFFICE OF THE
SECRETARY OF STATE OF THE
STATE OF NEVADA

NOV 20 1995

C-30828

CERTIFICATE OF DESIGNATION

9449-92 Arthur S. Tendler and Bruce Gilgen, certify that they are the President and Secretary, respectively, of WIZ Technology, Inc., a Nevada corporation (hereinafter referred to as the "Corporation" or the "Company"); that, pursuant to the Corporation's Articles of Incorporation, as amended, and Section 78.195 of the Nevada General Corporation Law, the Board of Directors of the Corporation adopted the following resolutions on November 15, 1995; and that none of the Series A Convertible Preferred Stock has been issued.

1. Creation of Series A Convertible Preferred Stock. There is hereby created a series of preferred stock consisting of 2,000 shares and designated as the Series A Convertible Preferred Stock, having the voting powers, preferences, relative, participating, optional and other special rights and the qualifications, limitations and restrictions thereof that are set forth below.

2. Dividend Provisions. The holders of shares of Series A Convertible Preferred Stocks shall be entitled to receive, when and as declared by the Board of Directors out of any funds at the time legally available therefor, dividends at the annual rate of $80 per share, payable semi-annually on the first day of each July and January, commencing July 1, 1996. In the election of the Company, dividends may be paid in kind in lieu of cash by the issuance of common stock valued at Market Price on the day prior to the day fixed for payment. Dividends shall be waived with respect to any shares of Series A Preferred Stock which are converted prior to any dividend payment date. Each share of Series A Convertible Preferred Stock shall rank on a parity with each other share of Series A Convertible Preferred Stock with respect to dividends.

3. Redemption Provisions. Except as otherwise expressly provided or required by law, the Series A Convertible Preferred Stock may not be redeemed.

4. Liquidation Provisions. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the Series A Convertible Preferred Stock shall be entitled to receive an amount equal to $1,000.00 per share. After the full preferential liquidation amount has been paid to, or determined and set apart for, all other series of Preferred Stock hereafter authorized and issued, if any, the remaining assets of the Corporation available for distribution to shareholders shall be paid to the common stock, which amount shall be distributed ratably to the holders of the common stock. In the event the assets of the Corporation available for distribution to its shareholders are insufficient to pay the full preferential liquidation amount per share required to be paid the Corporation's Series A Convertible Preferred Stock, the entire amount of assets of the Corporation available for distribution to shareholders shall be paid up to their respective full liquidation amounts first to the Series A Convertible Preferred Stock, then to any other series of Preferred Stock hereafter authorized and issued, all of which amounts shall be distributed ratably among holders of each such series of Preferred Stock, and the common stock shall receive nothing. A reorganization or any other consolidation or merger of the Corporation with or into any other corporation, or any other sale of all or substantially all of the assets of the Corporation, shall not be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 4, and the Series A Convertible Preferred

RECEIVED
NOV 20 1995